UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________

FORM 11-K
_________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From __________ to ___________

Commission File Number 1-04785

______________________________

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES OF
DEL WEBB CORPORATION

(Full title of the plan)

______________________________

DEL WEBB CORPORATION
(Exact name of Issuer as specified in charter)

6001 North 24th Street, Phoenix, AZ 85016
(602) 808-8000
(Address, including zip code, and telephone number and
area code, of Issuer's principal executive offices)

Dated:  June 29, 2001

REQUIRED INFORMATION

A.	Financial Statements

1.	Audited statements of net assets available for benefits as of December 31, 2000 and 1999.

2.	Audited statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999.

B.	Exhibit

23.	Independent Auditors' Consent.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Retirement Savings Plan for the Employees of Del Webb Corporation) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES OF DEL WEBB CORPORATION

By	/s/ Gary Schulke

Name: Gary Schulke

Title: Vice President of Human Resources

Dated:  June 29, 2001

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Benefits Advisory Committee
Retirement Savings Plan for the Employees
of Del Webb Corporation:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan for the Employees of Del Webb Corporation as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

May 31, 2001

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

Statements of Net Assets Available for Benefits

	December 31,

	2000	1999

Assets:

Investments, at fair value:

Mutual funds	$64,459,696	67,998,763

Del Webb Corporate Fund	3,114,385	2,430,164

Common stock	1,033,628	—

Participant loans	1,511,732	1,316,586

Total investments	70,119,441	71,745,513

Receivables:

Participant contributions	517,074	—

Employer contributions	274,104	—

Total receivables	791,178	—

Total assets	70,910,619	71,745,513

Net assets available for benefits	$70,910,619	71,745,513

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31,

	2000	1999

Additions to net assets attributed to:

Investment income (loss):

Net appreciation (depreciation) in fair value of investments	$(10,099,319)	5,888,841

Interest and dividends	5,545,817	4,951,765

Total investment income (loss)	(4,553,502)	10,840,606

Contributions:

Participants	7,519,991	6,374,013

Employer — matching	4,012,880	2,343,057

Employer corrective contribution	38,237	—

Rollover	611,551	1,028,568

Transfers from other plans	—	105,580

Total contributions	12,182,659	9,851,218

Total additions	7,629,157	20,691,824

Deductions from net assets attributed to:

Benefits paid to participants	8,414,367	6,441,454

Administrative and other expenses	49,684	39,746

Total deductions	8,464,051	6,481,200

Net increase (decrease)	(834,894)	14,210,624

Net assets available for benefits:

Beginning of year	71,745,513	57,534,889

End of year	$70,910,619	71,745,513

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

Notes to Financial Statements

December 31, 2000 and 1999

(1)	Description of Plan

The following description of the Retirement Savings Plan for the Employees of Del Webb Corporation (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan and covers all eligible employees of Del Webb Corporation (Company and Sponsor) and participating affiliates who are 21 years of age or older, other than those covered by a collective bargaining agreement negotiated in good faith with the Company. Terms of the agreement provide for covered employees to become participants generally after completion of six months of service.

Effective January 1, 2000, the Plan was amended to include a Safe Harbor Provision, which allows the Plan to automatically pass the nondiscrimination rules of Internal Revenue Code sections 401(k) and 401(m).

Effective January 1, 1999, the name of the Plan changed from the Del Webb Corporation Retirement Savings Plan to the Retirement Savings Plan for the Employees of Del Webb Corporation.

Effective July 1, 1999, the Del Webb Corporation Contractors Retirement Plan merged into the Retirement Savings Plan for the Employees of Del Webb Corporation. $105,580 in assets were transferred into the Plan. All participants were immediately vested in the Plan upon the merger.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Effective July 1, 1999, participants may make pretax contributions of up to 20% of their compensation to the Plan. Prior to July 1, 1999, pretax contributions were limited to 15% of compensation. If pretax contributions are made by participants, the Company will provide a matching contribution. For the year ended December 31, 2000, the Company matched 100% of the participant's first 3% of pretax compensation contributed and 50% of the next 2% of pretax compensation contributed. For the year ended December 31, 1999, the matching contribution was 50% of the first 6% of the participant's basic pretax contributions.

The Plan also allows the Company to make a discretionary contribution to the Plan. The allocation of the discretionary contribution may exclude any participant eligible for the Company's Deferred Compensation Plan or any other Company incentive compensation plan. No such discretionary contributions were made in 2000 or 1999.

The participant contributions to the Plan are subject to the annual deferral limits set forth by the Internal Revenue Code of $10,500 for 2000 and $10,000 for 1999.

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

Notes to Financial Statements

December 31, 2000 and 1999

(c)	Participant Accounts

The Plan allows for each participant to control the allocation of their assets between the various investment funds and make changes to this allocation at any time. Each participant's account is credited with the participant's contribution, the Company matching contribution and an allocation of (a) the Company discretionary contribution, if any, (b) plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

(d)	Vesting

Participants become 100% vested in their contributions as well as employer contributions made on their behalf on the date of contribution.

(e)	Benefits

Benefits are payable upon termination of employment, retirement, death, disability, election at age 59-1/2 or termination of the Plan. Participants can receive a lump sum distribution or installment payments for up to a ten-year period. On termination of service, distribution of balances in excess of $5,000 may be deferred until normal retirement age. Participants may withdraw from their account as set forth in the provisions of the Plan document.

(f)	Participant Loans

Generally, participants may borrow up to 50% of their account balance subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months. Minimum monthly repayments of $50 are required. Each loan shall bear an interest rate equal to the average rate on certificates of deposit with maturities equivalent to the length of the loan at the beginning of the month the loan is made. The duration of the loans are subject to a minimum term of twelve months and a maximum term of 54 months. Loans for the purchase of a primary residence may be repaid over a longer term, not to exceed 180 months.

(g)	Investment Funds

The following is a description of each investment fund as of December 31, 2000:

•	Del Webb Stock Fund — 98% invests in common stock of the Company (a party in interest) and 2% cash.

•	Fidelity Puritan Fund — Invests in a broadly diversified portfolio of high-yielding securities.

•	Fidelity Magellan Fund — Invests in stocks of companies with above-average growth potential.

•	Fidelity Contra Fund — Invests in stocks of companies with potential for capital growth.

•	Fidelity Growth & Income Fund — Invests in a broadly diversified portfolio of high-yielding securities.

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

Notes to Financial Statements

December 31, 2000 and 1999

•	Fidelity Intermediate Bond Fund — Invests in various types of bonds that offer a return in excess of money market rates.

•	Fidelity Low Price Stock — Invests in low-priced common stocks, which can lead to investments in small and medium-sized companies.

•	Fidelity Stock Selector Fund — Invests in stocks of companies, which are deemed by the Fund manager to be undervalued in relation to other companies in the same industry.

•	Spartan U.S. Equity Index Fund — Invests in stocks of companies that primarily comprise the S&P 500.

•	Fidelity Retirement Money Market Fund — Invests in high-quality short-term money market instruments.

•	Fidelity Diversified International — Invests in foreign securities. Allocates investments across countries and regions considering size of the market in each country and region relative to size of the international market as a whole.

•	Fidelity Freedom Income — Invests in a combination of Fidelity equity, fixed income, and money market funds.

•	FID Freedom 2000 — Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2000.

•	FID Freedom 2010 — Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2010.

•	FID Freedom 2020 — Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2020.

•	FID Freedom 2030 — Invests in a combination of Fidelity equity, fixed-income, and money market funds. Targeted to investors expected to retire around the year 2030.

•	Janus Mercury Fund — Invests in a diversified portfolio of stocks of companies of any size.

•	Janus Worldwide Fund — Invests in common stocks of foreign and domestic issuers.

•	Brokerage Link Holdings — In February 2000, the Benefits Advisory Committee of the Board of Directors of the Company approved a Brokerage link option to the Plan, to be effective July 1, 2000. The Brokerage link option allows participants to invest in stocks, bonds and mutual funds traded on major exchanges, subject to certain restrictions.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants will be entitled to 100 percent of their account balances.

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

Notes to Financial Statements

December 31, 2000 and 1999

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments in mutual funds are stated at the Plan’s proportionate interest in the net assets of the funds, which are valued at market. Investments in money market funds are stated at the reinvested share values, which represent market. Investments in common stock of the Company are valued at the quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d)	Administrative and Other Expenses

Other than loan origination fees, which are paid by the participants, and trustee fees, which are paid by the Plan, administrative expenses of the Plan are paid directly by the Company. As such, expenses paid by the Company are not reflected in the accompanying financial statements. For the years ended December 31, 2000 and 1999, the Company paid $19,800 and $15,000, respectively, in administrative expenses.

(e)	Party-in-Interest

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

For the years ended December 31, 2000 and 1999, the Plan purchased 138,303 and 114,023 shares of Del Webb Corporation common stock, respectively, at a cost of $1,232,093 and $1,251,046, respectively.

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

Notes to Financial Statements

December 31, 2000 and 1999

(3)	New Accounting Pronouncements

In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investments programs are not presented in the Plan’s 2000 and 1999 financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact upon adoption of SFAS No. 133 on the Plan financial statements would be immaterial.

(4)	Investments

At December 31, 2000, the fair value of investments which exceeded 5% of net assets available for benefits are as follows:

Fidelity Puritan Fund	$6,357,658

Fidelity Magellan Fund	13,851,917

Fidelity Contra Fund	4,875,601

Fidelity Growth & Income Fund	9,393,640

Spartan U.S. Equity Index Fund	3,549,141

Fidelity Retirement Money Market Fund	7,498,762

Janus Mercury Fund	7,620,047

Janus Worldwide Fund	4,187,583

At December 31, 1999, the fair value of investments which exceeded 5% of net assets available for benefits are as follows:

Fidelity Puritan Fund	$5,867,866

Fidelity Magellan Fund	15,572,170

Fidelity Contra Fund	5,385,502

Fidelity Growth & Income Fund	11,129,401

Fidelity Retirement Money Market Fund	8,908,153

Spartan U.S. Equity Index Fund	3,463,062

Janus Worldwide Fund	3,276,139

Janus Mercury Fund	8,349,683

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

Notes to Financial Statements

December 31, 2000 and 1999

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(10,099,319) and $5,888,841, respectively, as follows:

For the year ended December 31, 2000:

	Realized	Unrealized
	Gain (Loss)	Gain (Loss)

Mutual Funds	$(384,342)	(9,705,239)

Del Webb Stock Fund	(89,631)	771,206

Common Stock	(212,347)	(478,966)

	(686,320)	(9,412,999)

Net depreciation in fair value of investments		$(10,099,319)

         For the year ended December 31, 1999:

	Realized	Unrealized
	Gain (Loss)	Gain (Loss)

Mutual Funds	$819,008	5,339,613

Del Webb Stock Fund	(206,818)	(62,962)

	612,190	5,276,651

Net appreciation in fair value of investments		$5,888,841

(5)	Federal Income Taxes

The Plan has received a determination letter dated June 5, 1996 from the Internal Revenue Service (IRS), which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, in the opinion of the Plan administrator, the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code, other than certain operational errors which were corrected in 2000 under the IRS Voluntary Compliance Resolution Program (note 6).

(6)	Voluntary Compliance Resolution Program

During 1999, two operational defects of the Plan were identified. The first operational defect occurred during the 1988 through 1999 plan years. Certain investment earnings were not allocated in accordance with the terms of the Plan. The second operational defect concerns certain errors regarding participants' investment directions for the 1995 through 1998 plan years.

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

Notes to Financial Statements

December 31, 2000 and 1999

The Company voluntarily applied to the IRS to correct the defects through the Voluntary Compliance Resolution Program. On February 21, 2000, a compliance statement from the IRS was received, whereby the IRS approved the Company's plan for correction. The Company completed the corrective actions approved by the IRS in July 2000, by allocating investment earnings of $199,583 to participant's accounts and by funding the Plan for the corrections in the amount of $38,046.

(7)	Subsequent Events

On May 1, 2001, the Company and Pulte Homes announced that their boards of directors have approved a definitive merger agreement, whereby, Pulte Homes will acquire all of the outstanding shares of the Company. The transaction is conditioned upon, among other things, the approvals of both the Company's and Pulte Homes' shareholders and appropriate regulatory approvals.

Supplemental Schedule

RETIREMENT SAVINGS PLAN FOR THE EMPLOYEES
OF DEL WEBB CORPORATION

EIN: 86-0077724
Plan Number: 041

Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2000

Column A	Column B	Column C	Column D	Column E

	Identity of Issuer,	Description of Investment, Including
	Borrower, Lessor	Maturity Date, Rate of Interest,		Current
	or Similar Party	Collateral, Par or Maturity Value	Cost	Value

*	Fidelity Investments	Brokerage Link Holdings, 1,226,262 shares	**	$1,226,263

*	Del Webb Corporation	Del Webb Stock Fund, 214,111 shares	**	3,114,385

*	Fidelity Investments	Fidelity Puritan Fund, 337,635 shares	**	6,357,658

*	Fidelity Investments	Fidelity Magellan Fund, 116,110 shares	**	13,851,917

*	Fidelity Investments	Fidelity Contra Fund, 99,158 shares	**	4,875,601

*	Fidelity Investments	Fidelity Growth & Income Fund, 223,127 shares	**	9,393,640

*	Fidelity Investments	Fidelity Intermediate Bond Fund, 237,625 shares	**	2,385,756

*	Fidelity Investments	Fidelity Low Price Stock, 31,014 shares	**	717,041

*	Fidelity Investments	Fidelity Stock Selector Fund, 112,271 shares	**	2,788,804

*	Fidelity Investments	Spartan U.S. Equity Index Fund, 75,820 shares	**	3,549,141

*	Fidelity Investments	Fidelity Retirement Money Market Fund, 7,498,762 shares	**	7,498,762

*	Fidelity Investments	Fidelity Diversified International, 12,194 shares	**	267,538

*	Fidelity Investments	Fidelity Freedom Income, 1,590 shares	**	17,762

*	Fidelity Investments	FID Freedom 2000, 6,131 shares	**	72,402

*	Fidelity Investments	FID Freedom 2010, 9,927 shares	**	137,387

*	Fidelity Investments	FID Freedom 2020, 13,560 shares	**	197,435

*	Fidelity Investments	FID Freedom 2030, 23,239 shares	**	348,587

	Janus	Janus Mercury Fund, 256,827 shares	**	7,620,047

	Janus	Janus Worldwide Fund, 73,647 shares	**	4,187,583

	Participant loans	Interest rates range from 3.59% to 5.68%	$0	1,511,732

				$70,119,441

*	Party in interest

**	Participant-directed investments, cost information is omitted

See accompanying independent auditors' report.

INDEX TO EXHIBITS

Page in Sequential
Numbering System in
Manually Signed
Exhibit		Original on Which
Number	Description	Exhibits May Be Found
23	Independent Auditors' Consent